U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

McDonough                           Thomas              P.
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   (Last)                           (First)             (Middle)

6705 Rockledge Drive, Suite 900
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                                    (Street)

Bethesda                            MD                  20817
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   (City)                           (State)              (Zip)

Coventry Health Care, Inc.  (CVTY)
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2.   Issuer Name and Ticker or Trading Symbol

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

March 2001
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4.   Statement for Month/Year

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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Executive Vice President and Chief Operating Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                  6.
                                                   4.                              5.             Owner-
                                                   Securities Acquired (A) or      Amount of      ship
                                      3.           Disposed of (D)                 Securities     Form:     7.
                                      Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                        2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                      Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security       Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)              (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                       24,970         D
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Common Stock            03/30/01       P             1,555 (1)     (A)   16.0000                  I         by Mnged Acct
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Common Stock            03/30/01       P             1,000 (1)     (A)   15.0620                  I         by Mnged Acct
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Common Stock            03/30/01       P             1,500 (1)     (A)   15.7500                  I         by Mnged Acct
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Common Stock            03/30/01       P             1,500 (1)     (A)   15.3750                  I         by Mnged Acct
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Common Stock            03/30/01       P               500 (1)     (A)   15.3120                  I         by Mnged Acct
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Common Stock            03/30/01       P               200 (1)     (A)   15.4370                  I         by Mnged Acct
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Common Stock            03/30/01       P               200 (1)     (A)   15.6870                  I         by Mnged Acct
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Common Stock            03/30/01       P               100 (1)     (A)   15.3430                  I         by Mnged Acct
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Common Stock            03/30/01       P               200 (1)     (A)   15.4060                  I         by Mnged Acct
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Common Stock            03/30/01       P               500 (1)     (A)   15.2500                  I         by Mnged Acct
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Common Stock Restricted                                                            50,000 (2)     D
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* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Non-Qualified Stock                                                            Common
Option (right to buy) $5.0000                                        01/28/08  Stock    118,383           118,383   D
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Non-Qualified Stock                                                            Common
Option (right to buy) $6.6880                                        12/20/09  Stock     75,000            75,000   D
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Non-Qualified Stock                                                            Common
Option (right to buy) $7.5000                                        01/28/08  Stock    135,540           135,540   D
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Non-Qualified Stock                                                            Common
Option (right to buy) $10.5000                                       07/01/09  Stock    100,000           100,000   D
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Explanation of Responses:

(1) Shares purchased and held in Coventy Health Care, Inc.'s Supplemental Executive Retirement Plan.

(2) 7,255 total shares held in Coventy Health Care, Inc.'s Supplemental Retirement Plan as of 03/31/2001.
    2,291 total shares held in Coventy Health Care, Inc.'s 401K Plan as of 12/31/2000.
/s/ Thomas P. McDonough	04/04/2001

**Signature of Reporting Person	Date

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.